Exhibit 99.2

IMPERIAL CHEMICAL INDUSTRIES PLC – NOTIFICATION OF INTERESTS OF DIRECTORS

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 16th November 2004 that it disposed of 154 American Depositary Receipts in the Company at a price of US$ 17.09 per ADR.

All the Directors named below are (together with all other employees) potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares held by Impkemix Trustee Limited, the registered holder of the shares, and therefore as a result of the disposal, the Directors’ interest in those shares held in the Trust have been reduced by the number of shares disposed of.

DAVID HAMILL

JOHN McADAM

WILLIAM POWELL

TIMOTHY SCOTT

CHARLES KNOTT

This notification is made in accordance with paragraph 16.13 of the Listing Rules.